[CYPRESS SEMICONDUCTOR CORPORATION LETTERHEAD]

May 29, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Gary R. Todd

 Reviewing Accountant

Re:	Cypress Semiconductor Corporation

 Form 10-K for the fiscal year ended December 31, 2008

 Filed on February 26, 2009

 File No. 001-10079

Ladies and Gentlemen:

Cypress Semiconductor Corporation (the “Company” or “Cypress”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 24, 2009, relating to the Company’s 2008 Annual Report on Form 10-K filed on February 26, 2009 (the “10-K”) and the definitive proxy statement pursuant to Regulation 14A filed on filed April 8, 2009 (the “Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1. We note your disclosure that two distributors each accounted for more than 10% of your total revenues for fiscal 2008. In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer are made in an aggregate amount equal to 10 percent or more of your net sales and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Cypress’s Response:

Cypress advises the Staff that in future filings it will disclose the name of any customer or distributor that represents 10% or more of our net sales and the loss of which would have a material adverse effect on the registrant and its subsidiaries taken as a whole. In so doing, we will disclose the information required in Item 101(c)(1)(vii) of Regulation S-K.

2. We see the significant restructuring charge recorded in 2008 and the additional charge in the first quarter of 2009. In future filings please disclose the expected effects on future earnings and cash flows resulting from the restructurings (for example, reduced depreciation, reduced employee expense, etc.) and disclose the initial period in which those effects are expected to be realized. In this regard, please also indicate whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues and identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.). In later periods if actual savings anticipated by the restructurings are not achieved as expected or are achieved in periods other than as expected, please describe that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to SAB Topic 5-P.

Cypress’s Response:

In response to the Staff’s comment above, Cypress respectfully advises the Staff that it has supplemented its disclosure regarding its recent restructuring activities in response to this Comment No. 2. The Company directs the Staff to its restructuring disclosure on page 32 of its recent Quarterly Report on Form 10-Q, for the period ending March 29, 2009. The Company will continue to supplement its disclosure as necessary to comply with the Staff’s comments above.

3. We note that because of price protection, stock rotation and other allowances you grant to certain distributors you defer revenues on sales made to those distributors until the distributor sells products to end customers. We note that you defer the revenues and related costs for product shipped to these distributors on the balance sheet as “deferred revenues less cost of revenues.” In future filings please disclose:

•

The significant terms of your sales arrangements with distributors including: a brief summary of the price protection, stock rotation and other allowances you grant them; the situations under which the distributors may exercise those rights; whether returns, price discounts and other allowances are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product. Please specifically describe the uncertainties leading to the deferral of revenues and costs until sell-through.

•

Your policies for testing and accounting for the impairment of the deferred cost of sale or the inventory still held by distributors which may be returned to you or on which you may have to provide discounts.

•

Please revise MD&A in future filings to (1) disclose the amounts of gross deferred revenues and gross deferred costs of sales presented in the “deferred revenues less cost of revenues” caption of your balance sheet as of the end of each reported period and (2) include a discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or capital resources. Discuss the impact of the pricing and return uncertainties of each reported period. Quantify and discuss the reasons for any material impairment of deferred costs of sales. Your discussion could also include a roll-forward of your deferred income on shipments to distributors liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Cypress’s Response:

In response to the Staff’s comments, we respectfully advise as follows:

With respect to the first bullet above, the Company hereby submits that in future filings it will expand its discussion of its distributor arrangements to explain the transactional nature of our price protection, our standard stock rotation terms as well as the fact that the exercise of such terms is subject to the discretion of the Company or limited in volume. We will also address the uncertainties related to our deferred revenue, which include changes in inventory and product mix purchased and held by our distributors, as well as our inability to accurately estimate the end customer pricing because such pricing can vary significantly based on market conditions, region, volume, applications and products.

Regarding your second bullet above, we advise that our current arrangements with distributors would not require us to grant pricing credits below the cost of the product as all of these pricing adjustments are solely at our discretion. Further, although we monitor the levels of inventory in our distribution channel, our experience is that the limited amount of product permitted to be returned from these distributors can be sold to a different distributor or in a different region of the world. As such, inventory write-downs for product in the distribution channel have been minimal. We supplementally advise the Staff that if circumstances arise that indicate the carrying value of the inventory held by distributors is in excess of its estimated net realizable value, this inventory would be subject to the same inventory policies disclosed in the footnotes to our financial statements and critical accounting policies.

Finally, with respect to the Staff’s third bullet, the gross deferred revenue represents the gross value of shipments to distributors at the list price billed to the distributor less any price protection credits provided to them in connection with reductions in list price while the products remain in their inventory. The amount ultimately recognized as revenue will typically be lower than this amount as a result of ship-from-stock price adjustments that result in pricing credits which are issued at our discretion in connection with the sell through of our products to end customers. The gross deferred costs represent the standard costs of products we sell to the distributors. We believe that the current description accurately reflects the nature of the balance in the account. In addition, we believe that this presentation is consistent with industry practice.

We advise the Staff that, in future filings, we will supplement our current disclosure with the amounts of gross deferred revenue and gross deferred costs of revenue for the relevant periods in a table similar to the one below:

	December 28, 2008		March 29, 2009
Deferred gross revenues	$	[***]	$	[***]
Deferred costs of revenues		[***]		[***]

Deferred income	$	[***]	$	[***]

Further, we will revise our MD&A section in future filings to include clarifying disclosure similar to the following:

We defer revenue on shipments to our distributors who have stock rotation, price protection and ship-from-stock pricing adjustment rights until the products are resold by them to end customers. In the liability section of our consolidated balance sheet, under the caption “deferred revenue less cost of revenue” is the deferred gross margin related to shipments to these distributors. The deferred revenue less cost of revenue line item on our balance sheet is calculated by taking the total purchase price of the products sold in these shipments, less the standard cost of the products sold in these shipments. This line item fluctuates from period to period, in part because it includes the gross value of shipments to distributors at the list price billed which may be adjusted from time to time by price protection credits provided to them by the Company in connection with changes in our list price while the products remain in their inventory. This line item can also fluctuate due to changes in inventory levels or the product mix purchased by our distributors. Based on our history, the amount recognized as revenue will typically be lower than this amount as a result of ship-from-stock pricing credits that are issued in connection with the sell through of the product to an end customer. As the amount of price adjustments subsequent to shipment is dependent on the future overall market conditions, the levels of these adjustments can fluctuate significantly from period to period. As these credits are issued, there is no impact to working capital as this reduces both accounts receivable and deferred revenue.

4. In future filings please provide a measure of segment assets and the reconciliation of segment assets to total consolidated assets as specified in paragraphs 27 and 32(c) of SFAS 131. Alternatively, tell us why you believe this information is not required by SFAS 131.

Cypress’s Response:

We respectfully advise the Staff that we believe our current disclosures are in accordance with paragraph 28 of SFAS 131, which states:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.

Our chief executive officer is our chief operating decision maker (CODM). The financial data reported to him for the purposes of making decision about allocating resources to the segments and assessing their performance does not include any segment asset information as it contains primarily profit and loss financial data and other operating statistics. This result is primarily because of the nature of our operations. The majority of our assets are assets that are either used in our common manufacturing facilities or our common corporate facilities. The majority of the assets used in our manufacturing facility can be used to produce different products for different segments and, as a result, the assets of the manufacturing facility are not allocated to an individual segment.

5. Given the last two sentences of the first paragraph in this Item and your “subject to the foregoing” qualification in the last sentence of the last paragraph of this Item, it is unclear whether your disclosure controls and procedures are effective. Please tell us whether management concluded that your disclosure controls and procedures are effective. Also, in your applicable future filings, please present management’s conclusions regarding the effectiveness of your disclosure controls and procedures clearly and unequivocally.

Cypress’s Response:

Cypress respectfully advises the Staff that in response to this Comment No. 5 and to ensure management’s conclusion is clearly stated, the Company will, in its future filings remove the qualifying phrase “subject to the foregoing” in the first sentence of the second paragraph of its disclosure regarding management’s conclusion regarding the effectiveness of its disclosure controls. This change has already been made in the Company’s Quarterly Report on Form 10-Q for the period ending March 29, 2009, which read in pertinent part as follows:

“We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q and after considering the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.”

6. The Compensation Discussion and Analysis section should be a narrative at the beginning of your compensation disclosure, putting into perspective the tables that follow. Your current format includes director compensation disclosure between your Compensation Discussion and Analysis and the required compensation tables for your named executive officers. Please revise your future filings, as applicable, so that your Compensation Discussion and Analysis immediately precedes these tables.

Cypress’s Response:

The Company hereby submits that it will revise the arrangement of its disclosure in future filings to comply with the request in this Comment No. 6.

7. We refer to your disclosure on page 23 of the proxy statement that has been incorporated by reference. Please show us why the number of shares beneficially owned by T.J. Rodgers decreased from the number of shares reported as beneficially owned by him in the Schedule 13D/A referenced in footnote 16 to your table as compared to the number of shares beneficially owned by Mr. Rodgers’ held as of the Record Date. If the decrease is the result of dispositions by Mr. Rodgers subsequent to the date on which he filed the Schedule 13D/A, please tell us the dates on which those dispositions occurred and where any related reports under Section 16 of the Securities Exchange Act have been filed.

Cypress’s Response:

In response to the Staff’s comment we respectfully advise that the decrease in the number of shares beneficially held by Mr. Rodgers as of the Record Date as disclosed in the proxy statement versus the Schedule 13D/A referenced in footnote 16 to the beneficial ownership table is not the result of dispositions by Mr. Rodgers. Below is a breakdown of items included in Schedule 13D/A versus the proxy statement:

(1) Stock Options: Schedule 13D/A disclosure includes the aggregate of all options to purchase shares of common stock held by Mr. Rodgers (10,329,486 stock options). Item 5 of the Schedule 13D/A also discloses the number of such options which would be exercisable within 60 days but the Schedule 13D/A discloses the full number of options (regardless of vesting date) as beneficially owned to provide investors with a full picture of Mr. Rodgers’ ownership independent of the filing date of the Schedule 13D/A. The proxy disclosure only included options to purchase 9,339,518 shares of common stock, which are exercisable within 60 days of the Record Date. Unlike the Schedule 13D/A disclosure, the proxy statement disclosure does not include 989,968 stock options that will vest later than 60 days from the Record Date.

(2) Restricted Stock: Schedule 13D/A disclosure includes 109,351 shares of restricted stock that were subsequently forfeited by Mr. Rodgers, and therefore, not included in the proxy statement.

The forfeited shares of restricted stock were disclosed in the Schedule 13D/A filing as part of 659,235 shares of 2009 milestone restricted stock targeted by Mr. Rodgers under the Company’s 2007 performance-based accelerated restricted stock program (“PARS”). At the end of the performance period, and upon determination by the Compensation Committee that certain 2009 performance metrics were not achieved at 100%, 109,351 shares of common stock were forfeited and cancelled. This forfeiture was substantially below one percent of the applicable class of securities and was deemed not material for purposes of Rule 13d-2(a) and, accordingly, the Schedule 13D/A was not amended to reflect this forfeiture.

(3) Shares Not Grossed Up by Spin Factor: Schedule 13D/A disclosure erroneously includes options to purchase 1,250 shares of common stock held by Valeta Massey, wife of Mr. Rodgers. At the time of filing the 13D/A, the stock options should have been adjusted by the SunPower spin-up ratio of 4.12022, as was done with other stock options in connection with the Company’s spin-off of SunPower Corporation. The proxy statement accurately discloses the spin-adjusted number of options to purchase 5,150 shares of common stock held indirectly by Mr. Rodgers. This adjustment (3,900 restricted stock units) alone was not material enough to require a separate Schedule 13D/A filing; however, we will ensure it is properly reflected in Mr. Rodgers’ next Schedule 13D/A filing.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 943-2754. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (408) 943-4730. Thank you for your assistance.

Sincerely,

/s/ Brad W. Buss
Brad W. Buss
Chief Financial Officer, Executive Vice President,
Finance and Administration
Cypress Semiconductor Corporation